LIBERATOR, INC.

2745 Bankers Industrial Drive

Atlanta, GA 30360

Telephone: (770) 246-6400

March 14, 2013

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Terence O’Brien

RE:  Liberator, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed October 11, 2012

File No. 000-53314

Dear Mr. O’Brien:

Set forth below are the responses by Liberator, Inc. to the comments received from you in a letter dated March 8, 2013.  We have reproduced your comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Annual Report on Form 10-K referenced above.

Form 10-Q for the Fiscal Quarter Ended December 31, 2012

Results of Operations, page 22

1. You present a tabular presentation of your net sales by product type but didn’t provide a corresponding discussion of the underlying reasons for the change in sales period over period by product type. Your current discussion quantifies percentage changes period over period but provides little insight into underlying reasons driving such changes. In future filings please provide an analysis that not only quantifies the changes period over period, but clearly provides a robust discussion of the underlying reasons driving such changes. Refer to Section 501.05 and 04 of the Financial Reporting Codification for Guidance.

Response:   In future filings we will provide an analysis that not only quantifies the changes period over period, but also provides a robust discussion of the underlying reasons driving such changes.

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Terence O’Brien

Securities and Exchange Commission

March 14, 2013

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact me directly at (770) 246-6426 or via fax at (770) 246-6401.

Sincerely,

LIBERATOR, INC.

/s/ Ronald P. Scott

Ronald P. Scott

Chief Financial Officer